EXHIBIT 2

         Set forth below is a summary of transactions in the Series L American Depositary Shares of the Issuer (each such Share representing four shares of Series L Stock of the Issuer) by Phillip Frost, M.D. effected June 24, 1996 through the date of this Amendment No. 6. All transactions were open market purchases effected on the New York Stock Exchange.

                NUMBER OF SHARES    NUMBER OF SHARES        PRICE PER
DATE               ACQUIRED               SOLD               SHARE
- ----            ----------------    ----------------        ---------

6/24/96                20,000                                 1.625

6/25/96                 5,000                                 1.625

6/28/96                                 38,000                1.875

6/28/96                                  7,900                2.00

8/14/96                                135,000                2.25

8/23/96                                 10,000                2.50